Exhibit 6.2

Type R

SPECIALTY LICENSE AGREEMENT

This License Agreement ("Agreement") is made as of this March 16, 2022, by and between Scottsdale Fashion Square LLC, a Delaware limited liability company (the "Licensor") and Lisa Nelson, an Arizona Not Married DBA: Hyperviolent ("Licensee"), based on the following facts and circumstances:

A.  Licensor is the owner of certain real property, commonly known as Scottsdale Fashion Square ("Center"); and

B.  Licensee desires to use a certain area at the Center.

In consideration of the fees and other charges to be paid and the covenants to be performed by Licensee hereunder, Licensor and Licensee do hereby enter into this Agreement pursuant to which Licensee may use and occupy, on temporary basis, the Licensed Area hereinafter described, upon the terms and conditions hereinafter set forth:

1.             Licensed Area. The "Licensed Area" is located within the portion of the Center known as 2240 containing approximately 657 square feet, which location is depicted on Exhibit "A" attached hereto and made a part hereof by this reference, where the Licensee is permitted to display and sell its merchandise. No other portion of the Center may be used by Licensee except for the Common Area in common with other persons. As used herein, the term "Common Area" shall mean all realty and improvements in or at the Center now or hereafter made available by Licensor for the general use, convenience and benefit of Licensee, invitees and other occupants and other tenants upon the Center. Licensee agrees that the Licensed Area may be relocated at any time at the discretion of, and without liability to, the Licensor.

2.             Term. The "Term" of this Agreement shall commence on October 01, 2022 (the "Commencement Date") and will expire on September 30, 2023 unless sooner terminated as provided herein. Licensee will operate its business upon the Licensed Area throughout the Term. Licensee agrees that Licensee's rights under this Agreement may be terminated upon Thirty (30) day's written notice from Licensor in Licensor's sole and absolute discretion and without cause. In addition, in the event Licensor exercises its right to terminate this Agreement prior to the end of the Term, then Base Fees (as hereinafter defined) and the other fees/contributions for such month will be prorated by multiplying the annualized amount by a fraction, the numerator of which is the number of days in such calendar month which fall within the Term and the denominator which is 365 if the year in which such calendar month falls is not a leap year and 366 if the year in which such Calendar month falls is a leap year. The parties acknowledge and agree that in the event Licensor exercises its right to terminate this Agreement under this or any other provision of the Agreement, Licensor shall not be liable to Licensee for any damages incurred by Licensee as a result of the early termination including, but not limited to, build-out costs, architectural and construction costs, real estate broker fees, moving fees, designer or merchandiser fees and/or loss of profits.

3.             Use. Licensee shall have the non-transferable right and revocable license to use and occupy the Licensed Area during the Term for the sole purpose of displaying and selling (subject to the approval of Licensor) to the public at retail of (use category - SL Apparel - Temp) custom Form runner apparel and custom Hyperviolent apparel. Authorized to sell other unique brands familiar to the skater industry, and for no other use or purpose. Licensee acknowledges and agrees that the grant of this license is a contractual relationship only and does not: (i) constitute a leasehold interest in or to the Licensed Area; (ii) create any relationship of landlord and tenant, principal and agent, partnership or of joint venture between Licensor and Licensee; or (iii) vest in Licensee any estate in or to the Licensed Area.

4.             First and Last Month's Fees. On or before the Commencement Date, Licensor shall collect from Licensee a sum in the estimated amount of Eight Thousand Three Hundred Eighty-Four And 50/100 Dollars ($8,384.50). This amount will be applied to the first and/or last month's fees due on this Agreement as noted below in Paragraph 6 of this Agreement.

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5.             Exchanges and Refund Policy. Licensee shall be required to exchange or refund all merchandise with receipt, to the customer within (30) days from the purchase date. Licensee shall not limit the return of merchandise to exchanges or merchant credits, and "Exchanges Only" or similar signs are not permitted.

6.             License Fees. Licensee shall pay to Licensor the following Fees for Licensee's use of the Licensed Area, the estimated sum of Fifty Thousand Three Hundred Seven And 0/100 Dollars ($50,307.00) for the total Term of this Agreement. Unless otherwise provided herein, all Fees due Licensor shall be paid in advance on or before the first day of the calendar month during the Term by Licensee payable to Licensor. Fee payments shall be made by automatic deduction from the Licensee’s bank account. Within 2 days of the full execution of this Agreement, Licensor shall provide Licensee with instructions to set up payment of Licensee’s License Fees as required by Licensor. The right to automatically deduct Fees as described in this paragraph shall be irrevocable by Licensee, and any revocation or attempted revocation of this right by Licensee is of no force or effect. Licensee may, at Licensor’s sole and absolute discretion, be required to pay Fees due under this Agreement via a method that is different than the automatic deduction as described in this paragraph; provided, however, that Licensor shall provide notice to Licensee of such requirement. The fees payable herein include the excise, transaction, rental, sales or privilege tax (except net income tax) now or hereafter levied or imposed upon Licensor or the owner(s) of the Center by any governmental agency on account of, attributed to or measured by this Agreement which taxes are subject to change based on applicable law.

Estimated Payment Schedule:

Fees shall be paid monthly and for Licensor accounting purposes shall be allocated as follows:

Licensee Payments		Licensor Accounting
Due	Amount	Base Fees	Electric	Rental Tax	Last Month's Fees
10/01/2022	$8,384.50	$4,000.00	$ 100.00	$ 92.25	$4,192.25
11/01/2022	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
12/01/2022	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
01/01/2023	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
02/01/2023	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
03/01/2023	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
04/01/2023	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
05/01/2023	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
06/01/2023	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
07/01/2023	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
08/01/2023	$4,192.25	$4,000.00	$ 100.00	$ 92.25	$ 0.00
09/01/2023	$ 0.00	$4,000.00	$ 100.00	$ 92.25	-$4,192.25

No Additional Fees

7.             Percentage Fees Licensee shall pay to Licensor, as "Percentage Fees," an amount equal to 15% of the excess of all gross sales and revenues (as hereinafter defined) made at the Licensed Area during each calendar month during the Term over estimated base sales of $26,666.67. Percentage Fees shall be due and payable for each month on or before the 15th day of the following calendar month during the Term (and within 15 days after the end of the Term) and delivered to Licensor.

8.             Utilities. In the event electricity and/or any other utility is separately metered to the Licensed Area, Licensee shall solely be responsible for contracting for such separately metered utility and shall pay all costs directly to the utility supplier. Licensee shall be solely responsible for using any and all utilities in a safe and hazardless manner, complying in all respects with applicable codes and ordinances.

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9.             Plans and Specifications. Licensee shall perform, at Licensee's sole cost and expense, any and all refurbishing to the Licensed Area as necessary to bring the Licensed Area into an appropriate operating condition, all in accordance with architectural and construction plans and other data approved by Licensor. Licensee agrees to submit for Licensor's approval all such architectural and construction plans and other data not later than fifteen (15) days from the date of this Agreement. Upon approval by Licensor of such plans and data, Licensee shall commence and diligently prosecute to completion the construction and installation of Licensee's improvements in the Licensed Area strictly in accordance with such approved plans and data. All store signage must be approved by Licensor prior to installation by authorized sign company or installation contractor. Licensee must have storefront signage installed prior to store opening. Licensee is responsible to provide Licensor with all required local city permits.

No changes, modifications or alterations may be made to the approved plans or other data without the prior written consent of Licensor. In the event Licensee's improvements have not been constructed in strict accordance with the approved plans, Licensee, upon Licensor's request, shall immediately remove its improvements and other personal property from the Licensed Area and this Agreement shall immediately terminate. In such event, Licensor may recover from Licensee the unpaid fees which would have been earned after termination and any other amount necessary to compensate Licensor for all the detriment proximately caused by Licensee's failure to perform its obligations under this Agreement.

Upon the expiration or earlier termination of this Agreement, Licensor shall have the option, which option may be exercised in Licensor's sole and absolute discretion, to require Licensee to either (i) quit and surrender the Licensed Area with all improvements thereon or (ii) remove all Licensee's improvements from the Licensed Area and take all steps necessary to restore the Licensed Area to its condition on the date hereof.

10.          Mechanics' Liens. Licensee agrees not to permit or cause any mechanic's lien to be filed against the Licensed Area or the Center by reason of any work, labor, services or material performed at or furnished to the Licensed Area, to Licensee, or to anyone holding the Licensed Area through or under the Licensee. Nothing in this Agreement shall be construed as consent on the part of the Licensor to subject the Licensor's estate in the Licensed Area to any mechanic's liens or liability under the mechanic's lien laws in the state in which the Center is located.

11.          Sales Report. Within Five (5) days after the end of each Monthly during the Term, Licensee shall submit to Licensor a report of all gross sales and revenues during the month just ended certified as true and correct signed by Licensee. Within 2 days of the full execution of this Agreement, Licensor shall provide Licensee with instructions for submitting sales as required by this Agreement. For purposes of this Agreement, "gross sales and revenues" shall mean the selling price of all goods, merchandise and services sold, leased, licensed or delivered in, upon and/or from the Licensed Area by Licensee, its subtenants, sublicensees and/or concessionaires or any other person, firm or entity; provided, however, that gross sales and revenues shall exclude sales tax specifically paid by customers as part of the sales price and collected by Licensee to be paid to the taxing authority. In the event Licensee fails to deliver such report by such date, in addition to all other rights and remedies of Licensor, Licensee shall pay to Licensor a late charge of One Hundred Dollars ($100.00), which shall become immediately due and payable. Such charge shall not be in lieu of Licensor's other remedies under this Agreement or at law, and acceptance by Licensor of such charge shall not preclude Licensor from seeking any other available remedy.

Licensor will have the right from time to time, upon three (3) days' written notice, to audit or examine all of Licensee's sales records. If any deficiency in the payment of the Percentage Fees is disclosed by such audit, Licensee shall immediately pay such deficiency to Licensor plus the cost of Licensor's audit.

12.          Late Charges. If Licensee shall fail to make any payment of Fees (as noted in paragraph 6), Percentage Fees, or Additional Fees when due, Licensee shall pay Licensor a late charge equal to Five Hundred Dollars ($500.00). Payment will be due within three (3) days' of written notice of default. If default continues for a period in excess of five (5) days, Licensee shall pay Licensor interest on the amounts owing (until paid) at a rate equal to the lesser of: (i) twelve percent (12%) per annum; or (ii) the maximum legal rate. These late charges shall not be in lieu of Licensor's other remedies under this Agreement or at law, and acceptance by Licensor of such charges shall not preclude Licensor from seeking any other available remedy.

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13.          Duty to Maintain. Licensee shall, at its sole cost and expense, keep the Licensed Area and all equipment, fixtures and plate glass therein in a clean and wholesome condition, in good order and repair, free and clear of litter and debris and free from any objectionable noises, odors or nuisances and in compliance with all health and police regulations, in all respects and at all times. In the event the Licensed Area involve a kiosk or are otherwise within the Common Area, Licensee's duty to maintain as provided by the foregoing sentence shall also apply to the Common Area within a radius of twenty feet (20') of the Licensed Area. Licensee agrees to dispose of litter and debris only in receptacles designated by Licensor. If Licensee refuses or neglects to make repairs or perform maintenance as required herein, Licensor shall have the right (without notice in emergency situations and upon reasonable notice in other situations), but not the obligation, to make such repairs or perform such maintenance and to bill Licensee for the reasonable costs thereof, which costs shall be immediately payable by Licensee to Licensor as additional fees.

13.1.       Licensor Supplied Kiosk. Licensee agrees that it shall not attach, adhere or connect any fixtures, personal items or accessories (hereinafter "Unapproved Alterations") to a Cart or Kiosk (hereinafter "RMU") supplied by Licensor. Licensee acknowledges that Licensor's costs to repair the RMU are significant, and Licensor's damages arising from any Unapproved Alterations are difficult and impractical to determine. Therefore, if Licensee performs any Unapproved Alterations to the RMU, then in addition to Licensor's other remedies under this Agreement, Licensor shall have the right to collect from Licensee, in addition to the Fees, a sum equal to $1,000.00.

14.          Compliance with Laws. Licensee shall, at its sole cost and expense, comply with all laws, ordinances, orders, rules and regulations (state, federal, municipal or any other agency having or claiming jurisdiction) related to the use, occupancy or condition of the Licensed Area. All business licenses and other applicable permits and licenses shall be secured and paid for by Licensee.

15.          Manner of Operation. At all times, Licensee shall conduct its activities in a tasteful manner in accordance with Licensor's rules and regulations for the Center as described in Paragraph 18 of this Agreement and in a manner that will complement the aesthetics of the Licensed Area and the Center.

15.1.       Licensee's Right to Solicit Customers. Licensee shall operate the Licensed Area in a first-class and reputable manner and adhere to Licensor's established rules, which may be revised from time-to-time. Licensee and its employees shall not hawk or call out to any person in the Common Area. Licensee and its employees shall remain within arm's length of the Licensed Area when soliciting potential customers, and shall be permitted to approach potential customers who are within six (6) feet directly in front of the Licensed Area a maximum of one (1) time as they pass the Licensed Area; provided, however, (a) Licensee shall not adversely affect the premises of other occupants or in any way impede pedestrian traffic flow within the Common Area near the Licensed Area, and in no event shall Licensee's right hereunder extend to the area in front of the storefronts of the stores adjacent to the Licensed Area, (b) Licensee shall at all times conduct itself in a manner not to be offensive or bothersome to the customers, patrons, employees, invitees or other occupants in the sole yet reasonable opinion of the manager of the Center, and (c) Licensee shall not have more than two (2) employees operating the Licensed Area at any given time without Licensor's express written approval. It is expressly agreed and understood that Licensee shall promptly respond in an appropriate manner to legitimate complaints to Licensee and/or the Center manager from customers, patrons, employees, invitees or other occupants regarding Licensee's conduct in or about the Common Area. Licensee's rights hereunder shall be further expressly subject to (i) the rights of Licensor, other occupants and such parties' employees, agents, customers and invitees to use the same in common with Licensee, (ii) covenants, conditions, restrictions, easements, mortgages and other matters of record respecting the certain rights and obligations of the owner of the Center, which has been or will be recorded against such real property and as amended, supplemented and/or restated from time to time and (iii) all Governmental Regulations. In the event that the Center manager has given Licensee verbal notice (which notice shall be confirmed in writing after any such incident) of the violation of the provisions of this Section more than once during the Term, then, upon a second (2nd) violation notice, and for each subsequent violation, there will be an administrative fee assessed in accordance with Exhibit B, Paragraph 17. In addition to Licensor's rights hereunder, if during the Term, Licensor has provided Licensee with at least two (2) written notices of violation of the provisions of this Section regarding customer solicitation, then upon Licensor's receipt of any complaint or notice regarding customer solicitation, Licensor may, at its option and by written notice, prohibit Licensee from soliciting any customers or terminate this Agreement. Such termination shall be effective on the date specified by Licensor in its notice to Licensee.

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16.          Insurance. Licensee, at its sole cost and expense, shall obtain and keep in full force and effect during the Term a policy of commercial general liability insurance, including broad form property damage liability and personal injury liability coverage, insuring Licensor and Licensee against liability arising out of the use or occupancy of the Licensed Area and all areas appurtenant thereto. Said insurance shall at all times be in an amount of not less than One Million Dollars ($1,000,000.00) combined each occurrence in the aggregate for personal and bodily injury and property damage. All such insurance shall specifically insure the Licensee as to liability for injury to or death of persons and injury or damage to property contained in Paragraph 17 of this Agreement. Said policy shall also include as additional insured's Licensor, the Center's management company and the Center's Merchants' Association and all owned, managed, controlled, non-controlled and subsidiary companies, corporations, entities, joint ventures, limited liability companies and partnerships and all of their constituent partners and members and such other entities as Licensor shall reasonably request. To the extent applicable, Licensee shall also obtain and keep in full force and effect during the Term of this Agreement, Workers' Compensation Insurance in the amount required by the State in which the Center is located and Employers' Liability insurance on an "occurrence" basis but, in either case, with a limit of not less than Five Hundred Thousand Dollars ($500,000.00) each accident, Five Hundred Thousand Dollars ($500,000.00) each employee by disease and Five Hundred Thousand Dollars ($500,000.00) policy aggregate by disease, covering all persons employed by Licensee in the conduct of its operations (including the all states endorsement and, if applicable, the volunteers endorsement). A certificate evidencing the coverage required under this Paragraph 16 shall be delivered to Licensor prior to Licensee entering upon the Center. Such certificate shall contain a provision that Licensor and Licensee shall be given a minimum of ten (10) days written notice by the insurer prior to cancellation or termination of such insurance.

Licensee waives any rights to recover against Licensor for claims for damages whether or not covered by insurance including claims made by Licensee's employees, agents or independent contractors. This provision is intended to waive fully, and for the benefit of Licensor, any rights and/or claims which might give rise to a right of subrogation in favor of any insurance carrier. The coverages obtained by Licensee pursuant to this Agreement shall include, without limitation, a waiver of subrogation endorsement attached to the certificate of insurance.

17.          Indemnity. Licensee shall indemnify, defend and hold Licensor harmless from and against any and all loss, cost, damage, injury or expense arising out of or in any way related to (a) claims of injury to or death of persons, or damage to property, occurring or resulting directly or indirectly from the use or occupancy of the Licensed Area or activities of Licensee in or about the Licensed Area or Center, except to the extent such claims arise solely from the gross negligence of Licensor, and (b) any default, breach, violation or non-performance by Licensee of any provision of this Agreement; such indemnity shall include, without limitation, the obligation to provide all costs of defense against such claims.

18.          Rules and Regulations. Licensee agrees to comply with (and cause its officers, employees, contractors, invitees and all others doing business with Licensee, to comply with) all rules and regulations of general applicability regarding the Center as may be established by Licensor at any time and from time to time during the Term, including without limitation rules and regulations pertaining to signs. See "Exhibit B" attached for detailed Operating Rules.

19.          Hours of Operation. Licensee shall be open for business at the Licensed Area during all regular Center hours, and at such other hours as a majority of the other businesses operating at the Center are open. Accordingly, with respect to any day during the Term that Licensee shall fail to be open for all the hours provided for above, Licensee shall pay a charge of One Hundred Dollars ($100.00) which shall become immediately due and payable, within three (3) days of written notice of default. Such charge shall not be in lieu of Licensor's other remedies under this Agreement or at law, and acceptance by Licensor of such charge shall not preclude Licensor from seeking any other available remedy.

20.         Assignment. This Agreement, and the rights granted hereunder, are personal to Licensee and are non-assignable and non-transferable by Licensee. Any attempted assignment or other transfer of this Agreement, or sublicense any rights hereunder, by Licensee (collectively, "assign" and/or an "assignment") shall be null and void, have no effect and confer no rights upon any third party. Subject to the foregoing, the terms and conditions of this Agreement shall be binding upon and inure to the benefit of Licensor and Licensee and their respective successors, assigns, heirs, administrators, executors and representatives.

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21.         Default by Licensee/Licensor Remedies.

21.1.       Default by Licensee. The occurrence of any one or more of the following events shall constitute a default by Licensee under this Agreement:

21.1.1. Monetary. The failure by Licensee to make any payment of Fees or of any other sum required to be made by Licensee when due (however Licensee shall have three [3] business days after written notice from Licensor to cure such default). "Fees", as used in Paragraphs 21.1, 21.2 and 21.3 means Base Fees, Percentage Fees, and any Additional Fees or amounts due hereunder.

21.1.2. Failure to Timely Open. If Licensee should fail to complete Licensee's work and initially open the Licensed Area for business on or before the Commencement Date adequately fixtured, staffed and stocked or, thereafter, to keep the Licensed Area open for business adequately fixtured, staffed or stocked on the days and hours required by this Agreement (however, Licensee shall have five [5] business days after written notice from Licensor to cure such default).

21.1.3. Abandonment and Vacation. The vacation or abandonment of the Licensed Area by Licensee. "Vacation" means any absence by Licensee from the Licensed Area in violation of this Agreement for fourteen (14) or more consecutive days.

21.1.4. Cross-Default. If Licensee (or any entity that Controls, is Controlled by or is under common Control with another specified entity, hereinafter "Affiliate") is in default of any other lease, license or occupancy agreement between Licensor (or an Affiliate of Licensor) and Licensee (or an Affiliate of Licensee), all as the case may be.

21.1.5. Bankruptcy. The making by Licensee of any general assignment for the benefit of creditors, the filing by or against Licensee of a petition to have Licensee adjudged a bankrupt or of a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Licensee, the same is dismissed within sixty [60] days), or the appointment of a trustee or receiver to take possession of, or the attachment, execution or other judicial seizure of, substantially all of Licensee's assets located at the Licensed Area or of Licensee's interest in this Agreement, where such seizure is not discharged within thirty (30) days.

21.1.6. Other Non-Monetary Defaults. The failure by Licensee to observe or perform any of the covenants, conditions or provisions of this Agreement to be observed or performed by Licensee not previously covered by Paragraph 21.1.1 through Paragraph 21.1.5 above (however Licensee shall have twenty [20] days after written notice from Licensor to cure such default except if the nature of Licensee's default is such that it cannot be cured solely by payment of money and more than twenty [20] days are reasonably required for its cure, then Licensee shall be obligated to commence such cure within the twenty [20]-day period and thereafter diligently prosecute such cure to completion).

21.1.7. Sufficiency of Notices. Any notice required or permitted by this Paragraph 21.1 shall be in lieu of, and not in addition to, any notice required under any Governmental Regulations providing for notice and any cure period. Licensor may (at its discretion) serve a statutory notice to quit, a statutory notice to pay any Fees or other amounts owed or quit, or a statutory notice of default, as the case may be, to effect the giving of any notice required by this Paragraph 21.1. No notice and opportunity to cure is conferred upon Licensee with regard to any default except as expressly set forth in Paragraph 21.1.1 or 21.1.3 or elsewhere in this Agreement. "Government Regulations", as used herein means all laws, statutes, ordinances, rules, regulations, zoning codes, building codes, standards and requirements now or hereafter in force of all governmental and quasi-governmental authorities, and of all board of fire insurance underwriters, having jurisdiction of the Licensed Area or the Center.

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21.1.8. Involuntary Assignment. An Involuntary Assignment that is not dismissed within sixty (60) days shall constitute a default by Licensee and Licensor shall have the right to elect to terminate this Agreement if same is not dismissed within sixty (60) days, in which case this Agreement shall not be treated as an asset of Licensee. All sums payable by Licensee under this Agreement shall be and remain the exclusive property of Licensor and shall not constitute property of Licensee or of the estate of Licensee within the meaning of the Bankruptcy Code, 11 U.S.C. 101 et seq., as amended from time-to-time. Such sums which are not paid or delivered to Licensor shall be held in trust for the benefit of Licensor, and shall be promptly paid or turned over to Licensor upon demand. Any person or entity to which this Agreement is assigned pursuant to the provisions of the Bankruptcy Code shall be deemed without further act or deed to have assumed all of the obligations of Licensee arising under this Agreement on and after the date of such assignment, and all of the terms and provisions of this Agreement shall be binding upon such assignee. Any such assignee shall upon demand execute and deliver such instruments and documents reasonably requested by Licensor confirming such assumption. Involuntary Assignment, as used herein, means any transfer of interest of Licensee in the Agreement by operation of law (including, without limitation, the transfer of this Agreement by testacy or intestacy, or in any bankruptcy or insolvency proceeding) and each of the following acts shall be considered an Involuntary Assignment: (a) If Licensee is or becomes bankrupt or insolvent, makes an assignment for the benefit of creditors, or institutes a proceeding under any bankruptcy law in which Licensee is the bankrupt; or, if Licensee is a partnership or consists of more than one (1) person or entity, if any partner of the partnership or other such person or entity is or becomes bankrupt or insolvent, or makes an assignment for the benefit of creditors; (b) if a writ of attachment or execution is levied on this Agreement; (c) if, in any proceeding or action to which Licensee is a party, a receiver is appointed with authority to take possession of the Licensed Area; or (d) there is any assumption, assignment, sublease or other transfer under or pursuant to the Bankruptcy Code.

21.2. Licensor Remedies. Upon a default hereunder, should Licensee fail within the time period, if any, specified in Paragraph 21.1 to fully cure such default, then without limiting Licensor in the exercise of any other right or remedy at law or in equity which Licensor may have (all remedies provided herein being non-exclusive and cumulative), Licensor may do any one or more of the following

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21.2.1. Continue Agreement. Licensor may continue this Agreement in effect after Licensee's default and recover Fees as they become due. Accordingly, if Licensor does not elect to terminate this Agreement on account of any default by Licensee, Licensor may, from time-to-time, without terminating this Agreement, enforce all of its rights and remedies under this Agreement, including the right to recover all Fees and other monetary charges as they become due.

21.2.2. Terminate Agreement. Licensor may (i) terminate this Agreement by giving Licensee three (3) days' written notice and upon such date so specified, this Agreement, and any and all of Licensee's rights to use and/or occupy the Licensed Area, shall terminate, be revoked and come to an end and Licensee shall immediately surrender possession of the Licensed Area to Licensor in accordance with the terms of this Agreement or (ii) terminate Licensee's right to possession by any lawful means (including Licensee's delivery of possession of the Licensed Area to Licensor), in which case this Agreement shall terminate. In either such event Licensor shall be entitled to recover from Licensee all damages incurred by Licensor by reason of Licensee's default including (without limitation) the following: (a) The worth at the time of award of any unpaid Fees which had been earned at the time of such termination; plus (b) the worth at the time of award of the amount by which the unpaid Fees which would have been earned after termination until the time of award exceeds the amount of such Fees loss that could have been reasonably avoided; plus (c) the worth at the time of award of the amount by which the unpaid Fees for the balance of the Term after the time of award exceeds the amount of such Fees loss that can be reasonably avoided; plus (d) any other amount and court costs necessary to compensate Licensor for all the detriment proximately caused by Licensee's default or which in the ordinary course of things would be likely to result therefrom (including, without limiting the generality of the foregoing, the reasonable amount of any commissions, finder's fee, advertising costs, remodeling costs and attorneys' fees in connection with obtaining a replacement occupant amortized over the term of the new (replacement) occupant); plus (e) at Licensor's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time-to-time by applicable law. As used in subparagraphs (a) and (b) of this Section 21.2.2, the "worth at the time of award" shall be computed by allowing interest at the Agreed Rate, and, as used in subparagraph (c) of this Section 21.2.2, the "worth at the time of award" is to be computed by discounting such amount at the discount rate of the U.S. Federal Reserve Bank of San Francisco at the time of award, plus one percent (1%). Agreed Rate, as used herein, means the prime commercial rate of interest charged from time-to-time by Wells Fargo Bank, National Association (or, if the same does not exist, such other comparable bank selected by Licensor), plus two percent (2%) per annum, but not to exceed the maximum rate of interest allowable under law.

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21.2.3. Collect Sublicense Fees. Licensor may collect sublicense fees (or appoint a receiver to collect such fees) and otherwise perform Licensee's obligations at the Licensed Area, it being agreed, however, that neither the filing of a petition for the appointment of a receiver for Licensee nor the appointment itself shall constitute an election by Licensor to terminate this Agreement.

21.2.4. Cure Default. Licensor may proceed to cure the default at Licensee's sole cost and expense, without waiving or releasing Licensee from any obligation hereunder. If at any time Licensor pays any sum or incurs any expense as a result of or in connection with curing any default of Licensee (including any administrative fees provided for herein and reasonable attorneys' fees), the amount thereof shall be immediately due as a reimbursed cost.

21.2.5. Disposition of Personal Property. Following expiration or early termination of this Agreement and upon Licensor obtaining possession of the Licensed Area as herein provided, and if after at least ten (10) days written notice to Licensee any of Licensee's personal property, business property, merchandise, inventory or any other goods intended for sale or otherwise in the Licensed Area (the "Personal Property") is unclaimed by Licensee, then Licensor shall have the absolute right to retain possession of all of the Personal Property (subject to the ten (10) day requirement set forth above) to take title and possession of the same and to sell or otherwise dispose of the same, without any liability (a) to Licensee for the Personal Property or (b) to pay to Licensee the proceeds from the sale thereof.

21.3. No Offsets. All covenants and agreements to be performed by Licensee under this Agreement shall be performed by Licensee at Licensee's sole cost and expense and without any offset to or abatement of Fees, except as otherwise expressly provided in this Agreement. Licensee hereby waives any right to plead all non-compulsory counterclaims or offsets in any action or proceeding brought by Licensor against Licensee for any default. This waiver shall not be construed, however, as a waiver of any right of Licensee to assert any non-compulsory counterclaims or offsets in any separate action brought by Licensee.

22.          Licensor's Right of Re-Entry If this Agreement shall expire or be terminated as herein provided, Licensor, or its agents or employees, may re-enter the Licensed Area at any time and remove therefrom Licensee, Licensee's agents, subtenants, sublicensees, concessionaires, invitees, and anyone claiming possession under and/or through Licensee, together with any of its or their property, whether by summary dispossess proceedings, or by any suitable action or proceedings at law or by force or otherwise. Licensee waives any right to service of any notice of Licensor's intention to re-enter provided for by any present or future law. Licensor shall not be liable in any way in connection with any action it takes pursuant to the foregoing. Notwithstanding any such re-entry, repossession, dispossession or removal, Licensee's liability under all of the provisions of this Agreement shall continue.

23.          Termination. Upon the expiration or earlier termination of this Agreement for any reason whatsoever, Licensee shall leave the Licensed Area in a neat and broom clean condition, free of debris and in as good a condition as when the Licensed Area was originally delivered to Licensee, ordinary wear and tear and casualty damage excepted, and shall promptly remove all Personal Property placed on the Licensed Area by or on behalf of Licensee. Licensee hereby authorizes and irrevocably appoints Licensor as its true and lawful attorney-in-fact to remove all such personal property upon Licensee's failure to remove all Personal Property from the Center after the expiration or earlier termination of this Agreement. Licensee hereby waives any and all loss or damage thereto arising from the exercise of this power, and covenants to indemnify and hold harmless Licensor from and against any costs, claims, liens, damages or attorney fees, costs and disbursements arising from such removal. In addition, the parties recognize and agree that the damages to Licensor resulting from any failure by Licensee to timely surrender possession of the Licensed Area as aforesaid will be substantial, will exceed the amount of Fees payable hereunder and will be impossible to accurately measure. Therefore, if Licensee holds over after the expiration or earlier termination of this Agreement without Licensor’s written approval, in addition to its other remedies Licensor may have hereunder and at common law, Licensee (a) shall be liable to Licensor, for each month Licensee holds over, a sum equal to two (2) times the Base Fees, Percentage Fees and all other Fees for the months January through October; and four (4) times the Base Fees, Percentage Fees and all other Fees for the months November and December in effect as of the last full calendar month of the Term and (b) shall be subject to every other term, covenant and agreement contained herein. Nothing contained in this Paragraph 23 shall be construed as consent by Licensor to any holding over by Licensee (or limit any of Licensor’s rights and remedies incident to a holding over under this Agreement, at law or in equity) or create any tenancy between the parties, and nothing in this Paragraph 23 shall affect Licensor’s right to require Licensee to perform all obligations under this Paragraph 23 and surrender possession of the Licensed Area to Licensor as provided in this Agreement upon the expiration or earlier termination of this Agreement or at any time subsequent thereto as Licensor may specify.

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24.          Suitability of Licensed Area. Licensee hereby accepts the Licensed Area in an "AS IS" condition and Licensor expressly disclaims any warranty or representation with regard to the condition, safety, security or suitability of the Center or Licensed Area. It is understood by Licensee that Licensor does not provide security protection for the Licensed Area and/or Licensee's Personal Property. The Premises have not undergone an inspection by a Certified Access Specialist (CASp). In accordance with Section 1938, subsection (e), as amended, of the Civil Code of the State of California, please note the following as of 1/1/2017: "A Certified Access Specialist (CASp) can inspect the subject premises and determine whether the subject premises comply with all of the applicable construction-related accessibility standards under the state law. Although state law does not require a CASp inspection of the subject premises, the commercial property owner or lessor may not prohibit Tenant from obtaining a CASp inspection of the subject premises for the occupancy or potential occupancy of the lessee or tenant, if requested by the lessee or tenant. The parties shall mutually agree on the arrangements for the time and manner of the CASp inspection, the payment of the fee for the CASp inspection and the costs of making any repairs necessary to correct violations of construction-related accessibility standards within the premises."

25.          Licensor's Access to Licensed Area. Licensee agrees that Licensor, its agents, employees or any person authorized by Licensor may enter the Licensed Area at reasonable times for the purpose of inspecting its condition, making repairs or improvements to the Licensed Area or the Center as Licensor may elect (or be required) to make or exhibiting the Licensed Area to prospective occupants. Licensor agrees not to disturb Licensee's conduct of business during such access except in the case of emergency.

26.          Entire Agreement. This Agreement contains the entire agreement of the parties. Any representations or modifications concerning this instrument shall be of no force and effect, excepting a subsequent modification in writing signed by the party to be charged. All exhibits, if any, affixed to this Agreement are made a part of, and are incorporated into, this Agreement. In particular, if any center rider is attached to this Agreement, such center rider reflects certain provisions particular to the Center and the state in which the Licensed Area is located. If there are any inconsistencies between this Agreement and the provisions of the center rider, the provisions of the center rider shall prevail.

27.          Notices. All notices required hereunder shall be in writing and may be (i) delivered by personal delivery to the other party (in which case such notice shall be deemed delivered as of the day of such delivery), (ii) sent via overnight courier service (in which case such notice shall be deemed delivered as of the date of delivery or delivery refused), or (iii) sent postage prepaid by certified mail (in which case such notice shall be deemed delivered as of the third day after the date of such mailing), to the address set forth below each party's signature block.

28.          Amendments. No provision of this Agreement may be amended except by an agreement in writing signed by the parties hereto or their respective successors-in-interest.

29.          Merger. This Agreement contains all of the agreements of the parties hereto with respect to any matter covered or mentioned in this Agreement, and no prior agreement, negotiations, brochures, arrangements, or understanding pertaining to any such matter shall be effective for any purpose unless expressed herein.

30.          No Warranty. In executing and delivering this Agreement, Licensee has not relied on any representations, any warranty or any statement which is not set forth herein or in one or more of the exhibits attached hereto.

31.          Severability. If any term or provision of this Agreement or any portion of a term or provision hereof or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each term and provision of this Agreement and each portion thereof shall be valid and be enforced to the fullest extent permitted by law.

32.          Captions and Terms. The captions and paragraph numbers appearing in this Agreement are for convenience only and are not a part of this Agreement and do not in any way limit, amplify, define, construe or describe the scope or intent of the terms and provisions of this Agreement, nor in any way affect this Agreement.

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33.          Hazardous Materials. Licensee shall at all times in all respects comply with all federal, state and local laws, ordinances and regulations relating to industrial hygiene, environmental protection or the use, analysis, generation, manufacture, storage, presence, disposal or transportation of petroleum products or by-products, or hazardous or toxic substances, materials or waste which is or becomes regulated by any local, state or federal agency (collectively, "Hazardous Materials"). Licensee shall not cause or permit any Hazardous Materials to be brought upon, kept or used in or about the Licensed Area without the prior written consent of Licensor, which consent may be withheld in Licensor's sole and absolute discretion.

34.          Waste/Trash Removal. Without limiting the generality of the foregoing Paragraph 33, in the event waste and or trash removal for the Licensed Area is separately provided to the Licensed Area, Licensee shall be solely responsible to pay all costs directly to the service provider as designated by the Licensor.

35.          Unauthorized Communications Devices. Licensee shall not install or operate (excluding cellular phones or pagers) or permit the installation or operation, at the Center or within the Licensed Area of any device, equipment or facility for transmitting, receiving, relaying or amplifying communications signals used or operated as a part of a telecommunications network or global positioning system, or otherwise emitting or receiving signals, frequencies, video date or voice communications, including, without limitation, any dish, panel, antenna, satellite or cellular communications equipment, amplifiers, microcells, picocells or other similar devices or equipment (collectively, "Communications Devices"). If Licensee fails to comply with the provisions of this Paragraph 35, then in addition to Licensor's other remedies under this Agreement, Licensor shall have the right to collect from Licensee in addition to other amounts due, a sum equal to twice the Fees (prorated on a daily basis) for each full or partial day Licensee fails to comply with the provisions of this Paragraph 35. Licensee acknowledges that its failure to comply with this Paragraph 35 will cause Licensor to suffer damages, which will be difficult to ascertain, and that the sum payable by Licensee under this Paragraph 35 represents a fair estimate of such damages. The preceding prohibition shall not preclude Licensee from the use of any of the following, if in each such case such telephones, cellular phones, computers and other permitted devices are used only by Licensee and used only in the ordinary course of Licensee's business at the Licensed Area for the Use: (a) telephones and computers connected directly to telephone lines provided to the Licensed Area, (b) cellular telephones using cellular transmission stations outside the Center or (c) low-key cellular telephones used only for internal communications within the Licensed Area or to a station within the Licensed Area when the station is connected to a telephone line provided to the Licensed Area.

36.          Time of the Essence; Nonwaiver. Time is of the essence of each and every provision of this Agreement. The waiver by Licensor in any instance of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant or condition in any other instance and shall not be deemed a waiver of Licensor's rights and remedies with respect to any subsequent breach of the same or any other term, covenant or condition herein contained. The subsequent acceptance of Base Fees, Percentage Fees or Additional Fees hereunder by Licensor shall not be deemed to be a waiver of any preceding default by Licensee of any term, covenant or condition of this Agreement regardless of Licensor's knowledge of such preceding default at the time of the acceptance of such sum.

37.          Waiver of Trial by Jury and Venue Selection. Licensor and Licensee each hereby waive trial by jury in any action, proceeding or counterclaim brought by either party against the other on any matter whatsoever arising out of or in any way connected with this Agreement or Licensee's use or occupancy of the Licensed Area, including any claim of injury or damages, and any emergency and other statutory remedy with respect thereto. Licensor and Licensee also agree that the venue of any such action or proceeding shall be in the city, county and state in which the Center is located or in such other city and county as may be determined by Licensor in its sole and absolute discretion. Licensee hereby waives any right to plead all non-compulsory counterclaims or offsets in any action or proceeding brought by Licensor against Licensee for possession of the Licensed Area.

38.          Attorneys' Fees. In the event any legal action is commenced to enforce the terms of this Agreement, Licensor shall be awarded its costs and expenses, including reasonable attorneys' fees.

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39.          Damage, Destruction and Condemnation. In the event of a fire or any other casualty to all or a portion of the Licensed Area or Center, or in the event of a Taking of any portion or all of the Licensed Area or the Center, then Licensor may terminate this Agreement upon written notice to Licensee, such termination to be effective upon the date of such damage or upon the date the condemning authority takes title, as the case may be, absent any termination, Licensee shall be obligated to promptly commence and diligently prosecute to completion any work Licensee must undertake to restore the Licensed Area to the same condition as when new and to open the Licensed Area for business within thirty (30) days after Licensor delivers the Licensed Area to Licensee with any work Licensor is required to undertake, if any, substantially complete. As used in this Paragraph 39, Taking shall mean any taking or appropriation for public or quasi-public use by the right of eminent domain or otherwise by a taking in the nature of inverse condemnation, with or without litigation, or a transfer by agreement in lieu thereof.

40.          Electronic Signature. Any signature to this Agreement transmitted electronically through DocuSign (or a comparable electronic execution system) shall be deemed an original signature and be binding upon the parties hereto (it being agreed that such electronic signature shall have the same force and effect as an original signature).

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written. It is understood that all terms and conditions of this Agreement are confidential.

Licensor:		Licensee:

Scottsdale Fashion Square LLC, a		Lisa Nelson,
Delaware limited liability company		an Arizona Not Married
dba: Hyperviolent

By: Macerich Arizona Partners LLC
an Arizona limited liability company its managing agent

By:	/s/ David Hyatt	By:	/s/ Lisa Nelson
Name: David Hyatt		Name: Lisa A. Nelson
Title: Property Manager		Title: LN

Address:		By:
7014-2132 East Camelback Road		Name:
Scottsdale, AZ 85251		Title:
Phone: 809455495
Address: Lisa Nelson,
Fax:		10855 North 116th Street
Suite 115
Date: March 16, 2022		Scottsdale, AZ 85259

Phone: 4805163394
Email: lisaformrunnerapparel@gmail.com
Fax:
Date: March 16, 2022

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illard's
macy's
1044
ZARA
23,424 SF
STORAGE
NeimanMarcus
NORDSTROM

SCOTTSDALE
Fashion Square

MACERICH®

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EXHIBIT B

OPERATING RULES

Licensee covenants and agrees that Licensee will comply with the rules and regulations set by Licensor from time to time for the operation of the Center, including but not limited to those described in the License Operations manuals and the following:

1.             Licensee shall use and occupy the Licensed Area in a careful, safe and proper manner and shall keep the Licensed Area in a clean and safe condition.

2.             All loading and unloading of goods shall be done only at such time, in the area and through the entrances designated for such purpose by Licensor.

3.             Set up or takedown of cart display or delivery of boxed merchandise must be accomplished before or after Center hours.

4.             All garbage and refuse shall be kept in the interior of the cart or kiosk storage and shall be placed for collection in the Center's main trash receptacles usually located at various dock entrances.

5.             No loudspeakers, televisions, photographs, radio, flashing lights or other devices shall be used without the prior consent of the Licensor.

6.             Licensee shall not operate any equipment which emits an odor deemed offensive in nature, with the exception of soap and potpourri odors.

7.             Licensee and or its employees shall not distribute any handbills or other advertising material in the Center or on automobiles parked in the parking areas.

8.             The Licensed Area must be adequately stocked with the merchandise permitted to be sold as detailed in the use clause of the Agreement and be kept neat in appearance and manned during all operating hours.

9.             Any signage must be approved by Center management and be professionally printed. A maximum of two (2) signs are allowed per cart/kiosk and may only be attached to the cart or merchandise display. Going out of business or store closing signs are not permitted.

10.          Licensee shall, within fourteen (14) days prior to the commencement date, provide Licensor with a visual merchandising plan. If using a visual merchandiser, it is Licensee's responsibility to contact the visual merchandiser and meet to discuss details regarding set up. All Licensee supplied fixtures must be professionally made. Any exceptions to the above display regulations must receive prior approval from Center management.

11.          Cart and kiosk occupants and their employees may not eat, smoke or drink at their operation at any time. Any occupant that utilizes aggressive selling techniques will be given a warning and upon continued violation this Agreement will be terminated.

12.          Dress code violations will be enforced and are set forth individually by the Center, a copy of the Center's dress code shall be provided to Licensee.

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13.          Fraternizing with friends and family or reading books while working the cart or kiosk is unprofessional behavior and discourages business and therefore, is unacceptable.

14.          Licensee and Licensee's employees shall not park their motor vehicles in those portions of the parking area designed for customer parking by Licensor. If Licensee or Licensee's employees park in portions of the parking area designated for customer parking, Center management or Security may attach violation stickers or notices to such cars and have any such vehicle removed at the employee's expense.

15.          Storage of excess inventory, security curtain, trash cans and miscellaneous supplies or personal belongings must be inside the cart or kiosk storage areas or storage areas, which can be leased from the Center's management (available on a limited basis).

16.          Licensee shall, at ALL TIMES offer customers a satisfactory return and/or exchange policy on all purchases within thirty (30) days with receipt and merchandise. In the event Licensee cannot satisfy customer with an exchange, Licensee shall be required to fully refund to customer the complete purchase price in the form of payment made to Licensee. This policy shall not apply if due to customer negligence. This policy is enforceable to the extent that it does not otherwise contradict applicable City, State or Federal safety, hygiene or food laws.

17.          If Licensee should fail to comply with any rule or regulation set forth in the Agreement or these Operating Rules, and Licensor shall become involved in attempting to enforce compliance by Licensee, Licensee agrees to pay Licensor a Five hundred Dollars ($500) administrative fee, per each occurrence, upon demand. The payment of an administrative fee by Licensee shall not waive any other remedies available to Licensor under this Agreement or by law.

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